STOKE THERAPEUTICS, INC.

45 Wiggins Avenue

Bedford, MA 01730

July 16, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Abby Adams
Office of Life Sciences

Re:	Stoke Therapeutics, Inc.
Registration Statement on Form S-3
Filed July 10, 2020
File No. 333-239801

Via EDGAR - Acceleration Request

Requested Date:	July 20, 2020

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Stoke Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

STOKE THERAPEUTICS, INC.

By:	/s/ Robin A. Walker
Robin A. Walker
Senior Vice President, Chief Legal
Officer, Chief Compliance Officer and Secretary

cc:	Edward M. Kaye, Chief Executive Officer
Stephen J. Tulipano, Chief Financial Officer
Stoke Therapeutics, Inc.

Robert A. Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP